

16014667

SEC Mail Processing Section

MAR 07 2016

Washington DC 409

UNITED STATES
:CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40906

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Howard Feigenbaum dba Sharemaster

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8747 Duval Lane
(No. and Street)

Hemet, (City) CA (State) 92545 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Feigenbaum 800 933-9210
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

2367 Clubhouse Drive (Address) Rocklin (City) CA (State) 95765 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


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OATH OR AFFIRMATION

I, Howard Feigenbaum, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sharemaster, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Sole Proprietor

Title

Notary Public


MARY ANN PANKONIN
Commission # 2002942
Notary Public - California
Riverside County
My Comm. Expires Jan 31, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. **Cash Flows.**
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Elizabeth Tractenberg, CPA
2367 Clubhouse Drive
ROCKLIN, CALIFORNIA 95765
Office 916/259-1666 – Mobile 310/435-0746 – Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Report of Independent Registered Public Accounting Firm

Howard Feigenbaum
Sharemaster
Hemet, CA 92545

I have audited the accompanying statement of financial condition of Sharemaster (the "sole proprietorship"), a California sole proprietorship, as of December 31, 2015 and the related statements of income (loss), changes in proprietor's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The sole proprietor is responsible for these financial statements. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the sole proprietor, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the sole proprietor as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedules I, II and III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the sole proprietor's financial statements. The supplemental information is the responsibility of the sole proprietor's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.



Elizabeth Tractenberg, CPA
Rocklin, CA
February 21, 2016

Sharemaster

Statement of Financial Condition

December 31, 2015

Assets

Cash	$11,158
Commissions receivable	892
Total Assets	$12,050

Liabilities and Sole Proprietor's Equity

Liabilities	
Accrued expenses	$ 0
Total liabilities	$ 0
Proprietor's Equity	$12,050
Total Liabilities and Proprietor's Equity	$12, 050

Accompanying notes are an integral part of these financial statements.

Sharemaster

Statement of Income (Loss)

For the Year Ended December 31, 2015

Revenues	
Commission income	$ 9,151
Total Revenues	$9,151
Expenses	
Commission to owner	6,200
Professional services	1,650
Regulatory fees	360
Telephone	339
All other expenses	2,302
Total expenses	$10,851
Net Loss	$(1,700)

Accompanying notes are an integral part of these financial statements.

Sharemaster

Statement of Changes in Proprietor's Equity

For the Year Ended December 31, 2015

Balance, December 31, 2014	$14,960
Net Income (Loss)	$(1,700)
Proprietor' Change in Personal Equity	$(1,210)
Balance, December 31, 2015	$12,050

Accompanying notes are an integral part of these financial statements

Sharemaster

Changes in Cash Flow

For the Year Ended December 31, 2015

Cash flow from operating activities	
Net loss	$ (1700)
Adjustments to reconcile net income to net	
Cash provided by (used in) operating activities	
Increase (decrease) in assets:	
Commissions receivable	$ 123
Increase (decrease) in liabilities:	
Accrued expenses	$ (108)
Net cash provided (used in) operating activities	$ (1685)
Net cash provided (used in) investing activities	$0
Cash flow for financing activities	
Owner's personal bank account	$ (1210)
Net cash provided by (used in) financing activities	$ (1210)
Net decrease in cash	$ (2895)
Cash at beginning of year	$14,053
Cash at end of year	$11,158
Supplemental cash flow information	
Cash paid for interest	$0
Cash paid for income tax	$0

Accompanying notes are an integral part of these financial statements

Sharemaster

Notes to Financial Statements

December 31, 2015

Note 1 – Organization and Nature of Business

Sharemaster (the Entity) was established as a sole proprietorship in the State of California on August 1, 1989. The Entity is a registered broker-dealer with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

Note 2 – Significant Accounting Policies

Basis of Presentation – The Entity conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

Mutual Fund retailer

Broker or dealer selling variable life insurance or annuities

Under its membership agreement with FINRA and pursuant to Rule 15c3(k)(1), the Entity's business and activities (both principal and agent) are limited to transactions in certain redeemable securities of registered investment companies (mutual funds) or insurance products. Under this exemption, the broker-dealer may briefly handle customer funds and/or securities, but must promptly transmit such funds and securities received in connection with its broker-dealer activities. Additionally, the Entity cannot hold funds or securities for or owe money or securities to customers. Accordingly, the Entity is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Operations – The financial statements include only those assets and liabilities of the proprietor that relate to his broker-dealer operations.

Use of Estimates – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue – Revenue consists of commissions from the sale of mutual funds.

Revenue Recognition – The Entity recognized revenue upon rendering of services.

Income Taxes – The Entity is a sole proprietorship for income tax purposes and, accordingly,

income or loss of the Entity is that of the proprietor.

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax position and believes that all of the positions taken by the Entity in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Entity is subject to examinations by U.S. Federal and State tax authorities from 2015 to the present, general for three years after they are filed.

Statement of Changes in Financial Condition – The Entity has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Note 3 – Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Entity has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Entity's own data.)

The following table presents the Entity's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2015.

Sharemaster

Notes to Financial Statements

December 31, 2015

Fair Value Measurements on a Recurring Basis

As of December 31, 2015

	Level 1	Level 2	Level 3	Total
Cash	$11,158	_____	_____	$11,158

Note 4 – Net Capital Requirements

The Entity is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015, the Entity had net capital of $12,050 which was $7,050 in excess of its required net capital of $5,000. The Entity's net capital ratio was 2.41 to 1.

Note 5 – Income Taxes

The Entity is a sole proprietorship for income tax purposes and, accordingly, income or loss of the Entity is that of the proprietor. Therefore, no provision or liability for Federal or State Income Taxes is included in these financial statements.

Note 6 – Exemption from the SEC Rule 15c3-3

Under its membership agreement with FINRA and pursuant to Rule 15c3(k)(1), the Entity's business and activities are limited (both principal and agent) to transactions in certain redeemable securities of registered investment companies (mutual funds) or insurance products. Under this exemption, the broker-dealer may briefly handle customer funds and/or securities, but must promptly transmit such funds and securities received in connection with its broker-dealer activities. Additionally, it cannot hold funds or securities for, or owe money or securities to, customers.

Note 7 – SIPC Supplementary Report Requirement

The Entity is not required to complete the SIPC Supplementary Report under SEC Rule 17a5(e)(4) for fiscal year ending December 31, 2015 because the Entity's Net Operating Revenues are under $500,000.

Sharemaster

Notes to Financial Statements

December 31, 2015

Note 8 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2015 through February 21, 2016, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Sharemaster

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2015

Computation of Net Capital

Total Ownership Equity (From Statement of Financial Condition)	$12,050	
Non-allowable assets:		-
Net Capital		$12,050

Computation of Net Capital Requirements

Minimum Net Capital Indebtedness	
6.67% of net aggregate indebtedness	$ 0
Minimum dollar net capital required	$5,000
Net capital required (greater of above amounts)	$5,000
Excess net capital	$7,050
Excess net capital at 1000% (net capital less 10% of Aggregate Indebtedness)	$12,050

Computation of Aggregate Indebtedness

Total liabilities (from Statement of Financial Condition	0
Ratio of indebtedness to net capital	0.00

Reconciliation

The following is a reconciliation of the above Net Capital computation with the Entity's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital per Entity's computation	$12,050
Variance	-
Net Capital per audit	$12,050

Accompanying notes are an integral part of these financial statements

Sharemaster

Schedule II – Computation for Determination of Reserve

Requirements Pursuant to Rule 15c3-3

December 31, 2015

A computation of reserve requirement is not applicable to Sharemaster as the Entity qualifies for exemption under Rule 15c3-3(k)(1).

Accompanying notes are an integral part of these financial statements

Sharemaster

Schedule III – Information Relating to Possession or Control

Information relating to possession or control of Sharemaster is not applicable to Sharemaster as the Entity qualifies for exemption under Rule 15c3-3(k)(1).

Accompanying notes are an integral part of these financial statements

Elizabeth Tractenberg, CPA

2367 Clubhouse Drive
ROCKLIN, CALIFORNIA 95765
Office 916/259-1666 -- Mobile 310/435-0746 – Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Report of Independent Registered Public Accounting Firm- Exemption Report

Howard Feigenbaum
Sharemaster

I have reviewed management's statements, included in the accompanying Sharemaster (the "sole proprietorship") Exemption Report in which (1) the proprietor identified the following provisions of 17C.F.R. §15c3-3(k) under which the proprietor claimed an exemption from 17 C.F.R. §240.15c3-3: ((k) (1)) (the "exemption provisions"), and (2) the proprietor stated that they met the identified exemption provisions from January 1, 2015 to December 31, 2015 (the sole proprietorship's fiscal year end) without exception. The proprietor is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the proprietor's compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (1) of Rule 15c3-3 under the Securities Exchange Act of 1934 for the periods noted in paragraph 1 above.



Elizabeth Tractenberg, CPA
Rocklin, CA
February 21, 2016

SHAREMASTER
8747 Duval Lane
Hemet, CA 92545
(818) 597-9210

February 25, 2016
Elizabeth Tractenberg, CPA
2367 Clubhouse Drive
Rocklin, CA 95765

RE: SEA Rule 17a-5(d)(4) Exemption Report

Dear Ms Tractenberg:

Pursuant to the referenced rule, the following information is provided. Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(1), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

Sharemaster met the Section 204, 15c3-3(k)(1) exemption for the period January 1, 2015 to December 31, 2015.

Sincerely,



Howard Feigenbaum
Registered Principal